Exhibit 12.1

Residential Capital Corporation

Exhibit 12.1 — Computation of the Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings represent income before adjustment for minority interest, taxes and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, which we believe to be representative of the interest portion of rent expense.

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2008	2007	2008	2007
	(Dollars in thousands)

Net loss before adjustment for minority interest	$(1,887,638)	$(229,595)	$(2,708,447)	$(1,120,982)
Income tax expense	111,339	64,988	83,157	135,629
Equity-method investee distribution	34,692	3,365	59,762	30,637
Equity-method investee loss (earnings)	16,131	(5,412)	14,583	(22,638)
Interest expense	977,027	1,656,377	2,147,423	3,401,561
Interest portion of rental expense	8,669	12,408	16,976	22,944

Earnings available to cover fixed charges	$(739,780)	$1,502,131	$(386,546)	$2,447,151

Fixed Charges:
Interest expense	$977,027	$1,656,377	$2,147,423	$3,401,561
Interest portion of rental expense	8,669	12,408	16,976	22,944

Total fixed charges	$985,696	$1,668,785	$2,164,399	$3,424,505

Ratio of earnings to fixed charges(a)	—	0.90	—	0.71

(a)	The ratio calculation indicates a less than one-to-one coverage for the three and six months ended June 30, 2008 and 2007. Earnings available for fixed charges for the three and six months ended June 30, 2008 is negative, and therefore, no ratio to fixed charges is calculated and the earnings available for fixed charges is inadequate to cover total fixed charges. The deficit amounts for the ratio are $1.7 and $2.6 billion, respectively. In addition, earnings available for fixed charges for the three and six months ended June 30, 2007, were inadequate to cover total fixed charges. The deficit amounts for the ratio were $0.2 and $1.0 billion, respectively.